Hypo Real Estate
HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.




06013377

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 09 May 2006

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

Enclosures

(1) 08 May 2006 Press release: Third shareholders' meeting of Hypo Real Estate Holding AG

(2) 09 May 2006 Hypo Real Estate Holding AG Dividend Announcement

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Stephan Bub, Dr. Paul Eisele,
Dr. Markus Fell, Frank Lamby

RECEIVED
2006 MAY 15 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Presseinformation

Dritte Hauptversammlung der Hypo Real Estate Holding AG

- **Konzern zahlt Dividende von 1 Euro je Aktie**
- **Prognosen für das Jahr 2006 bekräftigt**
- **Georg Funke: „Die Hypo Real Estate Group bleibt auf Erfolgskurs. Aus einer Position der Stärke heraus wird die Gruppe weiter wachsen."**

München, 8.Mai 2006: Die im DAX notierte Hypo Real Estate Group blickt auf ein erfolgreiches Geschäftsjahr 2005 zurück. Für das Jahr 2005 zahlt der Konzern eine Dividende von 1,00 Euro je Aktie. Dies entspricht einer Erhöhung um 0,65 Euro gegenüber der Dividende für das Vorjahr (2004: 0,35 Euro je Aktie). Damit werden 42,8 % des um die Steuereffekte aus aktivierten Verlustvorträgen bereinigten Konzernjahresüberschusses ausgeschüttet.

„Die Hypo Real Estate Group blickt auf ein erfolgreiches Geschäftsjahr 2005 zurück. Auch im Jahr 2006 werden wir Wachstumschancen konsequent wahrnehmen. Dazu werden wir unserer Wertschöpfungskette verbreitern und neue Ergebnisquellen erschließen", so Georg Funke, Vorstandsvorsitzender der Hypo Real Estate Holding AG. „Mit einer Ausschüttungsquote von knapp 43 % halten wir das Versprechen, unsere Aktionäre angemessen am Unternehmenserfolg zu beteiligen. Auch zukünftig sollen zwischen 40 bis 50 % des Gewinns zur Ausschüttung kommen."

Prognose für 2006 bestätigt

Der Vorstand bekräftigte die Prognose für das Jahr 2006. Weiterhin erwartet er den Anstieg des Konzernergebnisses vor Steuern um mindestens 20 %, wobei von dem um Restrukturierungsaufwendungen bereinigten Vorjahreswert von 442 Mio. Euro ausgegangen wird. Damit würde das Vorsteuerergebnis bei mindestens 530 Mio. Euro liegen. Die Eigenkapitalrentabilität nach Steuern soll auf mehr als 9% steigen, das Immobilienfinanzierungsneugeschäft das hohe Vorjahresniveau erreichen.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Georg Funke weiter: „Das Jahr 2005 war für den Konzern abermals ein Jahr tief greifender Veränderungen. Wir haben unsere Strukturen noch schlanker und fit für die Zukunft gemacht. Mit unseren hoch motivierten Mitarbeitern werden wir den Konzern kontinuierlich weiterentwickeln. Neben den Möglichkeiten auf unseren Kernmärkten Europa und den USA sehen wir Chancen auf den asiatischen und pazifischen Märkten, die wir durch eine gezielte Expansionspolitik wahrnehmen wollen. Auch die Aktivitäten der neuen Hypo Public Finance Bank wollen wir in den kommenden Jahren deutlich ausbauen. Know-how, Flexibilität, Schnelligkeit und Innovationsfreude werden dabei weiterhin Kennzeichen unseres Handelns sein."

2000 Aktionäre besuchten Hauptversammlung

Rund 2000 Aktionäre haben die dritte Hauptversammlung der Hypo Real Estate Holding AG besucht, die im Internationalen Congress Center (ICM) in München stattfand. Die Erstpräsenz belief sich auf 39,78 % des Grundkapitals. Erstmals konnten Aktionäre die gesamte Hauptversammlung auch im Internet verfolgen.

Die Aktionäre haben den Beschlussvorlagen überwiegend zugestimmt. Abgelehnt wurde der Tagesordnungspunkt 5 (Beschlussfassung über die Aufhebung des bestehenden genehmigten Kapitals, Schaffung eines neuen genehmigten Kapitals sowie Satzungsänderung) und damit insbesondere die Einführung eines Aktienvergütungsprogramms für Vorstände und Mitarbeiter sowie die Erneuerung eines bereits bis 2009 genehmigten Kapitalrahmens bis 2011. **Georg Funke**: „Aktienvergütungsprogramme entsprechen internationalen Standards und dienen der Mitarbeiterbindung. Wir wollten dieses Programm insbesondere auf Wunsch vieler internationaler Investoren einführen. Die erfolgreiche Weiterentwicklung der Gruppe hängt von der Ablehnung dieses Programms nicht ab."

Details zu den Abstimmungsergebnissen finden Sie in der nachstehenden Tabelle.

Hypo Real Estate Holding AG

A) Abstimmungsergebnisse der Hauptversammlung am 8. Mai 2005

TOP	Nein-Stimmen	Ja-Stimmen
2 Beschlussfassung über die Verwendung des Bilanzgewinns	1.423	52.990.386 99,99 %
3 Beschlussfassung über die Entlastung der Mitglieder des Vorstandes für das Geschäftsjahr 2005	2.908	52.984.150 99,99 %
4 Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2005	3.554	51.587.547 99,99 %
5 Beschlussfassung über die Aufhebung des bestehenden genehmigten Kapitals, Schaffung eines neuen genehmigten Kapitals sowie Satzungsänderung	33.562.716 63,64 %	19.178.712 36,36 %
6 Beschlussfassung über die Ermächtigung zum Erwerb und zur Verwendung eigener Aktien gemäß § 71 Abs. 1 Nr. 8 AktG	2.554.624	50.435.464 95,18 %
7 Beschlussfassung über die Änderung der Satzung zur Anpassung der Vergütung der Aufsichtsratsmitglieder	96.744	52.889.692 99,82 %
8 Beschlussfassung über die Änderung der Satzung zur Anpassung an § 134 Abs. 3 Satz 1 i.V.m. Satz 2 AktG	7.986	52.979.802 99,98 %
9 Wahl des Abschlussprüfers für das Geschäftsjahr 2006	57.092	52.930.940 99,89 %

B) Erstpräsenz: 39,78 % des Grundkapitals vertreten.

Ansprechpartner für die Presse:

Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Hypo Real Estate
HOLDING

Share Number: 802770
ISIN: DE 000 802 770 7

Hypo Real Estate Holding AG Dividend Announcement

At the Annual General Meeting of the Hypo Real Estate Holding AG, held on 8 May 2006, it was decided to pay a dividend of 1,00 € per share from the net profit for the financial year 2005.

The dividend is payable on 9 May 2006. A 20% capital gains tax and 5.5% solidarity surcharge on the capital gains tax will be deducted from the dividend payment (total 21.1%). Those shareholders who are liable to German tax can deduct the capital gains tax against their set tax amount when completing the assessment for income or corporate income tax. Likewise, solidarity surcharges can be credited against the set solidarity surcharge. A tax refund claim is not linked to a dividend payment.

Exempt from the capital gains and solidarity surcharge deductions are domestic shareholders who have submitted a certificate of exemption (non-assessment note) from their local tax authorities to their domestic depositary banks. This also applies to shareholders who have submitted a capital gains exemption order- as long as the exemption volume is sufficient.

In the case of shareholders who are taxable in Germany the dividend is subject to the so-called 'Half-Income-Procedure' (*Halbeinkünftverfahren*). This approach was introduced within the scope of the new law on tax rate reduction and corporate tax reform („*Gesetz zur Senkung der Steuersätze und zur Reform der Unternehmensbesteuerung*“) which came into effect on 23 October 2000.

Dividend payments to the depositary banks will be made via Clearstream Banking AG.

Munich, 9 May 2006

The Management Board